# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: GILAT SATELLITE NETWORKS LTD, CIK 0000897322
CUSIP: M51474118
Title of class of securities: Ordinary Shares, NIS 0.20 nominal value
Address of issuer's principal executive offices: Gilat House, 21 Yegia Kapayim Street, Daniv Park, Kiryat Arye, Petah Tikva, Israel (L3), 4913020
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001590495

## Reporting persons
- Yelin Lapidot Holdings Management Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 5,175,188; sole dispositive power 0; shared dispositive power 5,175,188; aggregate amount beneficially owned 5,175,188 (7.08% of the class)
  Comment: With regard to rows (6), (8), (9) and (11), the beneficial ownership of the securities reported herein is described in Item 4(a).
  
  Row (11) is Based on 73,143,907Ordinary Shares outstanding as of December 31, 2025 (as reported on Bloomberg LP).
- Dov Yelin: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 5,175,188; sole dispositive power 0; shared dispositive power 5,175,188; aggregate amount beneficially owned 5,175,188 (7.08% of the class)
  Comment: With regard to rows (6), (8), (9) and (11), the beneficial ownership of the securities reported herein is described in Item 4(a).
  
  Row (11) is Based on 73,143,907Ordinary Shares outstanding as of December 31, 2025 (as reported on Bloomberg LP).
- Yair Lapidot: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 0; shared voting power 5,175,188; sole dispositive power 0; shared dispositive power 5,175,188; aggregate amount beneficially owned 5,175,188 (7.08% of the class)
  Comment: With regard to rows (6), (8), (9) and (11), the beneficial ownership of the securities reported herein is described in Item 4(a).
  
  Row (11) is Based on 73,143,907 Ordinary Shares outstanding as of December 31, 2025 (as reported on Bloomberg LP).

## Item 1. Issuer
Name of issuer: GILAT SATELLITE NETWORKS LTD
Address of issuer's principal executive offices: Gilat House, 21 Yegia Kapayim Street, Daniv Park, Kiryat Arye

## Item 2. Person Filing
Name of person filing:
Yelin Lapidot Holdings Management Ltd.

Dov Yelin

Yair Lapidot
Address of principal business office or, if none, residence:
Yelin Lapidot Holdings Management Ltd. - 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel

Dov Yelin - 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel

Yair Lapidot - 50 Dizengoff St., Dizengoff Center, Gate 3, Top Tower, 13th floor, Tel Aviv 64332, Israel
Citizenship:
Yelin Lapidot Holdings Management Ltd. - Israel

Dov Yelin - Israel

Yair Lapidot - Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
See row 9 of cover page of each reporting person.

On December 31, 2025, the securities reported herein were beneficially owned as follows:

1,881,188 Ordinary Shares (representing 2.57% of the total Ordinary Shares outstanding) beneficially owned by mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd.

3,294,000 Ordinary Shares (representing 4.5% of the total Ordinary Shares outstanding) beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd.

The securities reported herein are beneficially owned by provident funds managed by Yelin Lapidot Provident Funds Management Ltd. and/or mutual funds managed by Yelin Lapidot Mutual Funds Management Ltd. (the "Subsidiaries"), each a wholly-owned subsidiary of Yelin Lapidot Holdings Management Ltd. ("Yelin Lapidot Holdings"). Mr. Yelin owns 24.38% of the share capital and 25.00% of the voting rights of Yelin Lapidot Holdings, Mr. Lapidot owns 24.62% of the share capital and 25.00% of the voting rights of Yelin Lapidot Holdings. Messrs Yelin and Lapidot are responsible for the day-to-day management of Yelin Lapidot Holdings. In accordance with the Shareholders' Agreement, dated December 5, 2018, until the End of the "Suspension Period" Messrs Yelin and Lapidot are entitled to jointly appoint the majority of the members of Yelin Lapidot Holdings board. The Subsidiaries operate under independent management and make their own independent voting and investment decisions. Any economic interest or beneficial ownership in any of the securities covered by this report is held for the benefit of the members of the provident funds or mutual funds, as the case may be. This Statement shall not be construed as an admission by Messrs. Yelin and Lapidot, Yelin Lapidot Holdings or the Subsidiaries that he or it is the beneficial owner of any of the securities covered by this Statement, and each of Messrs. Yelin and Lapidot, Yelin Lapidot Holdings, and the Subsidiaries disclaims beneficial ownership of any such securities.
Percent of class: See row 11 of cover page of each reporting person
Sole power to vote or to direct the vote: See row 5 of cover page of each reporting person
Shared power to vote or to direct the vote: See row 6 of cover page of each reporting person and note in Item 4(a) above
Sole power to dispose or to direct the disposition: See row 7 of cover page of each reporting person
Shared power to dispose or to direct the disposition: See row 8 of cover page of each reporting person and note in Item 4(a) above

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 - Joint Filing Agreement filed by and among the Reporting Persons, dated as of July 17, 2025 (incorporated herein by reference to Exhibit 1 to the Schedule 13G filed on July 17, 2025).

## Signatures
- Yelin Lapidot Holdings Management Ltd.: /s/ Dov Yelin, Joint Chief Executive Officer (01/29/2026)
- Dov Yelin: /s/ Dov Yelin, Dov Yelin (01/29/2026)
- Yair Lapidot: /s/ Yair Lapidot, Yair Lapidot (01/29/2026)